                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the fiscal year ended December 31, 1996.

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        or transition period from ________ to _______

        Commission file number: 0-18525


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        CB Commercial Holdings, Inc. Capital Accumulation Plan
        ------------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                     CB Commercial Real Estate Group, Inc.
                                     533 S. Fremont Avenue
                                     Los Angeles, California 90071

                CB COMMERCIAL HOLDINGS, INC.
                CAPITAL ACCUMULATION PLAN

                FINANCIAL STATEMENTS
                AS OF DECEMBER 31, 1996 AND 1995
                TOGETHER WITH AUDITORS' REPORT

                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            --------------------------------------------------------

                               DECEMBER 31, 1996
                               -----------------



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

FINANCIAL STATEMENTS
 Statement of Net Assets Available for Plan Benefits by Fund as of December 31, 1996
 Statement of Net Assets Available for Plan Benefits by Fund as of December 31, 1995
 Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996


NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

  I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996
 II. Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996
III.   Item 27b - Schedule of Participant Loans in Default as of December 31,
       1996

NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required based upon disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Investment Advisory Committee of
 CB Commercial Holdings, Inc. Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of CB COMMERCIAL HOLDINGS, INC. CAPITAL ACCUMULATION PLAN (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1996. These financial statements and supplemental schedules with fund information referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index to the financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                          /s/ARTHUR ANDERSEN LLP
                                                          ----------------------
                                                          ARTHUR ANDERSEN LLP

Los Angeles, California
June 11, 1997

                         CB COMMERCIAL HOLDINGS, INC.

                           CAPITAL ACCUMULATION PLAN

            STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                            AS OF DECEMBER 31, 1996

                                Non-
                             Participant
                               Directed                                   Participant Directed
                             -----------  -----------------------------------------------------------------------------------------
                                  Common Stock                                  Mutual Funds
                             ------------------------  ----------------------------------------------------------------------------
                                                                                                             New
                                 CB           CB         Equity       Capital       Prime  International   America    Spectrum
                             Stock Fund   Stock Fund     Income    Appreciation    Reserve     Stock        Growth     Income
                              Employer     Employee       Fund          Fund         Fund       Fund         Fund       Fund
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
INVESTMENTS, (Note 2):
  Mutual funds, at fair
   market value              $         -  $         -  $37,610,934  $21,428,294  $7,164,560  $11,429,227  $9,613,096  $2,222,423
  Common stock, at fair
   market value               15,090,060   39,577,794            -            -           -            -           -           -
  Investment contracts,
   at contract value                   -            -            -            -           -            -           -           -
  Loan receivable                      -            -            -            -           -            -           -           -
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
                              15,090,060   39,577,794   37,610,934   21,428,294   7,164,560   11,429,227   9,613,096   2,222,423
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
RECEIVABLES:
  Employee contributions               -       18,281      133,417       90,075      29,648       53,289      76,664      14,529
  Employer contributions       1,872,000            -            -            -           -            -           -           -
  Loan and interest
   repayments                          -          332        8,787        6,958      12,962        2,330       3,073          16
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
                               1,872,000       18,613      142,204       97,033      42,610       55,619      79,737      14,545
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS           $16,962,060  $39,596,407  $37,753,138  $21,525,327  $7,207,170  $11,484,846  $9,692,833  $2,236,968
                             ===========  ===========  ===========  ===========  ==========  ===========  ==========  ==========


------------------------------------------------------------------------------

                                             Participant Directed
                             ---------------------------------------------------
                                                                                  Investment
                                                 Mutual Funds                      Contracts
                             ---------------------------------------------------  ----------
                                                         Science
                               Equity        New           and       Small-Cap     Stable
                               Index      Asia Value   Technology      Value        Value       Participant
                                Fund         Fund          Fund        Fund         Fund          Loans        Total
                             -----------  -----------  -----------  -----------   ------------  -----------  ------------
INVESTMENTS, (Note 2):
  Mutual funds, at fair
   market value              $ 3,414.098  $ 4,914,554  $ 5,013,391  $ 6,626,249   $          -  $         -  $109,436,826
  Common stock, at fair
   market value                        -            -            -            -              -            -    54,667,854
  Investment contracts,
   at contract value                   -            -            -            -     14,774,212            -    14,774,212
  Loan receivable                      -            -            -            -              -    2,313,028     2,313,028
                             -----------  -----------  -----------  -----------   ------------  -----------  ------------
                               3,414,098    4,914,554    5,013,391    6,626,249     14,774,212    2,313,028   181,191,920
                             -----------  -----------  -----------  -----------   ------------  -----------  ------------
RECEIVABLES:
  Employee contributions          33,393       21,705       54,139       56,137         40,444            -       621,721
  Employer contributions               -            -            -            -              -            -     1,872.000
  Loan and interest
   repayments                        733          477        1,817        1,040          4,298      (42,823)            -
                             -----------  -----------  -----------  -----------   ------------  -----------  ------------
                                  34,126       22,182       55,956       57,177         44,742      (42,823)    2,493,721
                             -----------  -----------  -----------  -----------   ------------  -----------  ------------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS           $ 3,448,224  $ 4,936,736  $ 5,069,347  $ 6,683,426    $14,818,954  $ 2,270,205  $183,685,641
                             ===========  ===========  ===========  ===========   ============  ===========  ============


                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
          -----------------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------


                                    Non-
                                Participant
                                  Directed                                         Participant Directed
                                ------------  ---------------------------------------------------------------------------
                                            Common
                                            Stock                                  Mutual Funds
                                -----------------------------  ----------------------------------------------------------
                                     CB              CB            Equity        Capital                    International
                                   Stock Fund     Stock Fund       Income      Appreciation      Prime          Stock
                                   Employer        Employee         Fund          Fund        Reserve Fund      Fund
                                -------------    ------------    ----------    ------------   ------------   ------------
INVESTMENTS, (Note 2):
 Mutual funds, at fair
  market value                    $        -       $         -   $29,903,072    $18,919,819   $6,754,394      $8,790,462
 Common stock, at fair
  market value                     6,221,654        21,209,487             -              -            -               -
 Investment contracts, at
  contract value                           -                 -             -              -            -               -
 Loan receivable                           -                 -             -              -            -               -
                                ------------   ---------------   -----------   ------------   ----------   -------------
                                   6,221,654        21,209,487    29,903,072     18,919,819    6,754,394       8,790,462
                                ------------   ---------------   -----------   ------------   ----------   -------------
RECEIVABLES:
 Employee contributions                    -            21,290       127,679        103,735       46,204          54,361
 Employer contributions            1,246,467                 -             -              -            -               -
 Loan and interest repayments              -             1,037         7,134         21,356       24,822           1,704
                                ------------   ---------------   -----------   ------------   ----------   -------------
                                   1,246,467            22,327       134,813        125,091       71,026          56,065
                                ------------   ---------------   -----------   ------------   ----------   -------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS               $7,468,121       $21,231,814   $30,037,885    $19,044,910   $6,825,420      $8,846,527
                                ============   ===============   ===========   ============   ==========   =============



                                                     Participant Directed
                              ------------------------------------------------------------------------------
                                                                                                                 Investment
                                                     Mutual Funds                                                 Contracts
                              ------------------------------------------------------------------------------   --------------

                                                              Equity                 Science and                   Stable
                               New  America    Spectrum       Index      New Asia    Technology   Small-Cap        Value
                               Growth Fund    Income fund     Fund      Value Fund      Fund      Value Fund        Fund
                              -------------   -----------   ----------  ----------   ----------   ----------   --------------
INVESTMENTS, (Note 2):
 Mutual funds, at fair
  market value                  $6,118,053   $2,051,510   $1,625,069   $3,923,675   $2,622,467   $3,977,470      $         -
 Common stock, at fair
  market value                           -            -            -            -            -            -                -
 Investment contracts, at
  contract value                         -            -            -            -            -            -       16,017,525
 Loan receivable                         -            -            -            -            -            -                -
                                ----------   ----------   ----------   ----------   ----------   ----------   --------------
                                 6,118,053    2,051,510    1,625,069    3,923,675    2,622,467    3,977,470       16,017,525
                                ----------   ----------   ----------   ----------   ----------   ----------   --------------
RECEIVABLES:
 Employee contributions             55,097       13,058       21,444       24,196       31,096       38,399           45,767
 Employer contributions                  -            -            -            -            -            -                -
 Loan and interest repayments        1,871          379        1,030        1,550        1,810          460            2,637
                                ----------   ----------   ----------   ----------   ----------   ----------   --------------
                                    56,968       13,437       22,474       25,746       32,906       38,859           48,404
                                ----------   ----------   ----------   ----------   ----------   ----------   --------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS             $6,175,021   $2,064,947   $1,647,543   $3,949,421   $2,655,373   $4,016,329      $16,065,929
                                ==========   ==========   ==========   ==========   ==========   ==========   ==============

                                 Participant
                                     Loans            Total
                                 --------------   -------------
INVESTMENTS, (Note 2):
 Mutual funds, at fair
  market value                     $        -    $ 84,685,991
 Common stock, at fair
  market value                              -      27,431,141
 Investment contracts, at
  contract value                            -      16,017,525
 Loan receivable                    2,434,760       2,434,760
                                -------------    ------------
                                    2,434,760     130,569,417
                                -------------    ------------
RECEIVABLES:
 Employee contributions                     -         582,326
 Employer contributions                     -       1,246,467
 Loan and interest repayments         (60,550)          5,240
                                -------------    ------------
                                      (60,550)      1,834,033
                                -------------    ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                $2,374,210    $132,403,450
                                =============    ============



   The accompanying notes are an integral part of these financial statements.

                         CB COMMERCIAL HOLDINGS, INC.

                           CAPITAL ACCUMULATION PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                Non-
                             Participant
                               Directed                                   Participant Directed
                             -----------  -----------------------------------------------------------------------------------------
                                  Common Stock                                  Mutual Funds
                             ------------------------  ----------------------------------------------------------------------------
                                                                                                             New
                                 CB           CB         Equity       Capital       Prime  International   America    Spectrum
                             Stock Fund   Stock Fund     Income    Appreciation    Reserve     Stock        Growth     Income
                              Employer     Employee       Fund          Fund         Fund       Fund         Fund       Fund
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
   of year                   $ 7,468,121  $21,231,814  $30,037,885  $19,044,910  $6,825,420  $ 8,846,527  $6,175,021  $2,064,947

ADDITIONS
Employee contributions                        549,697    2,642,052    1,897,127     730,673    1,256,666   1,413,325     364,536
Employer contributions         1,903,639                                      -                        -           -           -
Loan repayments                                38,071      353,909      175,620     290,288      101,465      75,753      14,442
Investment income:
  Dividends or interest                        14,094    2,369,451    2,014,709     326,032      306,510     816,370     168,993
  Loan interest                        -        5,562       40,469       26,841      44,655       10,806      12,352       2,407
  Realized & unrealized
    gains/losses               7,850,069   20,369,420    3,971,790    1,151,980           -    1,218,041     633,371      (4,543)
Westmark Plan Assets
  transferred in                                         1,555,297      238,386      63,890       76,981                  92,489
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
  Total additions              9,753,708   20,976,844   10,932,568    5,504,663   1,455,538    2,970,469   2,951,171     638,324
                             -----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
DEDUCTIONS
Distributions to
  participants                   507,879    1,984,367    2,384,234    1,084,572     910,602      706,451     376,667      61,212
Withdrawals                            -                    20,706        5,889      14,496        1,994       7,968       8,125
Loan withdrawals                                2,116      388,052      250,872     191,440       70,058     136,098      26,757
Other                             32,272        5,695         (100)         (43)          -          (30)        (28)          -
                              ----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
  Total deductions               540,151    1,992,178    2,792,892    1,341,290   1,116,538      778,473     520,705      96,094
                              ----------  -----------  -----------  -----------  ----------  -----------  ----------  ----------
Net transfers in/(out)           280,382     (620,073)    (424,423)  (1,682,956)     42,750      446,323   1,087,346    (370,209)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                 $16,962,060 $39,596,407  $37,753,138  $21,525,327  $7,207,170  $11,484,846  $9,692,833  $2,236,968
                              =========== ===========  ===========  ===========  ==========  ===========  ==========  ==========


------------------------------------------------------------------------------

                                             Participant Directed
                             ---------------------------------------------------
                                                                                  Investment
                                                 Mutual Funds                      Contracts
                             ---------------------------------------------------  ----------
                                                         Science
                               Equity        New           and       Small-Cap     Stable
                               Index      Asia Value   Technology      Value        Value      Participant
                                Fund         Fund          Fund        Fund         Fund          Loans        Total
                             -----------  -----------  -----------  -----------   ------------  -----------  ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
   of year                   $ 1,647,543  $ 3,949,421  $ 2,655,373  $ 4,016,329  $ 16,065,929   $  2,374,210  $132,403,450

ADDITIONS
Employee contributions           562,529      600,538    1,006,615      982,280       850,632                   12,856,670
Employer contributions                 -            -                         -             -              -     1,903,639
Loan repayments                   22,495       54,438       41,683       41,553       130,708     (1,340,425)            -
Investment income:
  Dividends or interest          102,238       37,899      542,222      328,313       915,746              -     7,942,577
  Loan interest                    3,596        6,496        7,734        4,946        21,248              -       186,712
  Realized & unrealized
    gains/losses                 407,052      520,642      (70,158)     834,644             -              -    36,882,308
Westmark Plan Assets
  transferred in                                                         87,424       348,674              -     2,463,141
                             -----------  -----------  -----------  -----------  ------------   ------------  ------------
  Total additions              1,097,910    1,220,013    1,528,096    2,279,160     2,267,008     (1,340,425)   62,235,047
                             -----------  -----------  -----------  -----------  ------------   ------------  ------------
DEDUCTIONS
Distributions to
  participants                   207,756      201,622      208,209      348,645     1,509,930              -    10,492,146
Withdrawals                            -                    11,730        6,879       115,527        229,704       423,018
Loan withdrawals                  15,289       27,675       50,846       50,499       256,422     (1,466,124)            -
Other                                 (4)          (2)         (34)          34             -                       37,692
                             -----------  -----------  -----------  -----------  ------------   ------------  ------------
  Total deductions               223,041      229,295      270,751      405,989     1,881,879     (1,236,420)   10,952,856
                             -----------  -----------  -----------  -----------  ------------   ------------  ------------
Net transfers in/(out)           925,812       (3,403)   1,156,629      793,926   (1,632,104)              -             -

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                $ 3,448,224  $ 4,936,736  $ 5,069,347  $ 6,683,426  $14,818,954    $ 2,270,205   $183,685,641
                             ===========  ===========  ===========  ===========  ===========    ===========   ============


                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1996
                               -----------------


1.   Description of the Plan
     -----------------------

The following is a summary description of the CB Commercial Holdings, Inc. Capital Accumulation Plan (the "Plan"), which is sponsored by CB Commercial Real Estate Services Group, Inc. formerly, CB Commercial Holdings, Inc. (together with its subsidiaries, "CB" or the "Company"). Participants should refer to the Plan document for a further description of the provisions of the Plan.

     General
     -------

     The Plan is a defined contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. It became effective on April 19, 1989, and is a spin-off from the Coldwell Banker Real Estate Group Capital Accumulation Plan (the Prior Plan). The Plan covers substantially all employees of the Company and the Investment Advisory Committee believes it is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

     Effective July 1, 1996, any employee may participate in the Plan upon such employee's (i) completion of one hour of service and (ii) attainment of age 21.

     In April 1996, the Westmark Realty Advisors 401(k) Retirement Plan was merged into the Plan. Assets totaling approximately $2,463,000 were transferred to the Plan.

     Administration
     --------------

     The Plan is administered by the Investment Advisory Committee (the "Committee" or the "Plan Administrator") appointed by the Chief Executive Officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan and to authorize disbursements for the payment of Plan benefits.

     Trustee, Custodian and Fund Manager of Investments
     --------------------------------------------------

     T. Rowe Price Trust Company (the Trustee), together with its affiliates, serves as trustee, custodian and fund manager of the Plan investments. The Trustee is the primary recordkeeper for the Plan, determines the value of Plan investments, other than the value of the CB Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements and transactions made on behalf of the Plan.

Contributions and Investment Selections
---------------------------------------

     Participants in the Plan who are not highly compensated employees, as defined in the Plan, may elect to contribute from 1 to 15 percent of compensation before taxes through compensation deferrals. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and is currently limited to 5 percent of their pretax compensation. The Company may make discretionary matching and profit sharing contributions to the Plan in such amounts as determined by the Board of Directors. Each participant may select the investment fund(s) in which employee contributions will be invested. Currently, the investment selections include the funds listed below.

     a. CB Stock Fund (CB) - consists of investment in common stock of CB Commercial Real Estate Services Group, Inc. Prior to November 25, 1996, CB Stock was not publicly traded. Subsequent to the commencement of public trading of CB Stock pursuant to an initial public offering and through May 25, 1997, sales and purchases of CB stock by Plan participants were not permitted.

     b. Equity Income Fund - managed by T. Rowe Price, consists of investments in stocks, bonds and other cash equivalents selected with the objective of providing reasonable growth in value.

     c. Capital Appreciation Fund - managed by T. Rowe Price, consists of investments in stocks of companies in varied industries selected with the objective of providing growth in value through a more aggressive investment approach than the Equity Income Fund.

     d. Prime Reserve Fund - managed by T. Rowe Price, consists of investments in commercial paper, corporate notes and other short-term investments.

     e. International Stock Fund - managed by T. Rowe Price, consists of investments in marketable securities of non-United States issuers. The fund seeks a total return on its assets from long term growth of capital and income.

     f. New America Growth Fund - managed by T. Rowe Price, primarily consists of investments in stocks of companies in service industries.

     g. Spectrum Income Fund - managed by T. Rowe Price, consists of investments in underlying funds which have invested in bonds, money-market funds, stocks, international bonds, and high-yield bonds.

     h. Equity Index Fund - managed by T. Rowe Price, is modeled after the S&P 500 Index and consists of investments in companies which are included in the S&P 500 Index.

     i. New Asia Value Fund - managed by T. Rowe Price, consists of investments in large and small capitalization companies based in Asia (excluding Japan) and other regions of the Pacific Basin, including Australia and New Zealand.

     j. Science and Technology Fund - managed by T. Rowe Price, primarily consists of investments in stocks of companies in the science and electronics industries.

     k. Small-Cap Value Fund - managed by T. Rowe Price, primarily consists of investments in stocks of small companies that are believed to be undervalued.

     l. Stable Value Fund, formerly the Managed Guaranteed Investment Contract Fund - managed by T. Rowe Price, consists of investments in guaranteed investment contracts, bank investment contracts, and structured investment contracts.

     Participants' Accounts
     ----------------------

     Each participant account is credited with an allocation of Company contributions, investment earnings or losses and forfeitures of terminated participants' nonvested accounts. Allocation of earnings on any of the investment funds, except for CB funds, is based on each participant's balance in the investment fund as compared to the total participants' balance in such fund as of the preceding valuation date. Dividends on CB stock are allocated based on the number of shares a participant holds. Earnings on CB funds are invested at the designation of the Committee in one of the investment funds listed above. Allocations of forfeitures of Company contributions are based on each participant's pre-tax voluntary contributions as compared to the total pre-tax voluntary contributions of all participants, subject to a certain threshold, for a Plan year, as defined in the Plan.

     Vesting
     -------

     Participants are at all times 100 percent vested in their accounts, except for amounts contributed by the Company and earnings thereon. Vesting in amounts contributed by the Company and related earnings is based upon the occurrence of the earliest of the following:

     a.   100 percent upon Plan termination.

     b.   100 percent upon participant attaining age 65, death or disability.

     c. for participants who commenced employment prior to January 1, 1989, zero percent for less than four years of vesting service, as defined in the Plan, 10 percent for four years of vesting service and 100 percent for five or more years of vesting service.

     d. for participants who commenced employment after January 1, 1989, zero percent for less than five years of vesting service and 100 percent for five or more years of vesting service.

     Benefit Payments and Withdrawals
     --------------------------------

     Participants are entitled to the vested portion of their accounts upon attaining age 65, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship from the fully vested employee contributions, subject to certain limitations.

     Loans
     -----

     Participants may elect to borrow funds from the vested portion of their accounts. Such loan principal and related interest are payable by the Participants back to their Plan accounts over a period not to exceed 36 months from the date of withdrawal. The interest rate on such loans is the prime rate as determined by the Plan plus 2 percent.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Accounting
     -------------------

     For financial reporting purposes, the financial statements have been prepared on the accrual basis of accounting.

     Investments
     -----------

     The valuation of investments is the responsibility of the Plan Administrator as indicated in the Plan document. Plan investments included in the statements of net assets available for Plan benefits, excluding the participant loan fund and investment contracts, are stated at fair market value as of December 31, 1996 and 1995.

     Prior to the initial public offering on November 25, 1996, CB stock was not traded on an established exchange and historically there has been a limited amount of trading between eligible buyers and sellers of such stock. Accordingly, the fair value of CB stock before the initial public offering was determined by the Plan Administrator who utilized the services of an independent appraiser. The fair value is defined as the price at which the stock would change hands between a willing, able and well informed buyer and seller, neither of which are under any compulsion to buy or sell. Although the purpose of an independent appraisal is to estimate fair value, those estimated values may differ from the value that would have been used had an actively traded market for the securities existed and may be different from the prices obtained in limited trading between eligible buyers and sellers. The value of the CB Stock determined by the Plan Administrator was $9.94 as of December 31, 1995. The value of the CB stock at December 31, 1996 was $20.00, representing the latest quoted price at that date on the stock exchange on which it trades. The change in the estimated market price of the CB stock prior to the initial public offering and the price after the offering has been reflected on the accompanying statement of changes in net assets available for plan benefits as unrealized gains.

     The Stable Value Fund is stated at contract value which represents contributions plus interest accrued at the contract rate, less withdrawals and fees. Contract value generally approximates fair value. The interest rate as of December 31, 1996 was 6.18%. The average yield for the year ended December 31, 1996 and 1995 was 6.22% and 6.31%, respectively. In general, the interest rates are fixed through maturity, except for investments in Synthetic Investment Contracts that comprise approximately 38% of the Fund whose rates are reset quarterly based on the market value of the underlying securities. The Fund represented approximately 8% of the Net Assets Available for Plan Benefits as of December 31, 1996.

     For assets purchased during 1996, the difference between the cost and market value of investments as of December 31, 1996 represents the net unrealized gain or loss on investments. For assets purchased prior to 1995, the difference of the market values of investments between December 31, 1995 and December 31, 1996 represents the net unrealized gain or loss on investments.

     As of December 31, 1996 approximately 69% of the Plan's investments are invested in T. Rowe Price managed funds.

Benefits Payable
----------------

     As of December 31, 1996, benefits payable to withdrawing participants is approximately $1,000, which is included in Net Assets Available for Plan Benefits.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.   Federal Income Tax Status
     -------------------------

The Plan obtained its determination letter from the Internal Revenue Service on March 8, 1996, subject to the adoption of certain amendments. These amendments were adopted subsequent to the determination date. At that time, the Plan was deemed to be designed to satisfy the tax exempt requirements of the Internal Revenue Code. The Committee is of the opinion that the Plan is currently designed and is being operated in compliance with all applicable provisions of the Internal Revenue Code. Therefore, the Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.   Plan Termination
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of the employer's contributions or Plan termination, participants will become fully vested in their account balances.

5.   Employer Contributions
     ----------------------

The Company authorized a discretionary matching contribution of $1,872,000 for 1996, which resulted in a contribution of 82,740 shares of CB stock based on the value of the stock at the date of issuance, which was February 4, 1997. For 1995, the Company authorized a discretionary matching contribution of $1,246,467, which resulted in a contribution of 125,389 shares of CB stock. At December 31, 1995, the value assigned to the shares contributed was $9.94 as determined by an independent appraiser.

6.   Schedules to Financial Statements
     ---------------------------------

The schedules required by Section No. 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been prepared reflecting assets held for investment and participant loans in default as of December 31, 1996 and certain transactions entered into by the Plan for the year ended December 31, 1996.

7.   Administrative Expenses
     -----------------------

Expenses directly related to the administration of the Plan are paid out of Plan assets. However, the Company may elect to pay for some of these expenses. During 1996, the Company elected to pay all Plan expenses, which amounted to approximately $52,000. These expenses are not reflected in the accompanying financial statements.

8.   Subsequent Events
     -----------------

Effective January 1, 1997, Plan Participants were offered the following additional T. Rowe Price funds as investment choices: Mid-Cap Growth Fund, Spectrum Growth Fund, and the Blue Chip Growth Fund.

                                                                      SCHEDULE I
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001


                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------



 Identity of Issue, Borrower,              Description of Investment Including Maturity Date,
   Lessor or Similar Party                Rate of Interest, Collateral, Par or Maturity Value
------------------------------   ----------------------------------------------------------------------
CB Stock Fund                    2,716,728 shares of CB Common Stock,
                                 332,673 units of U.S. Treasury Fund

Equity Income Fund               1,668,631 units of T. Rowe Price Equity Income Fund

Capital Appreciation Fund        1,480,877 units of T. Rowe Price Capital Appreciation Fund

Prime Reserve Fund               7,164,560 units of T. Rowe Price Prime Reserve Fund

International Stock Fund         828,205 units of T. Rowe Price International Stock Fund

New America Growth Fund          250,537 units of T. Rowe Price New America Growth Fund

Spectrum Income Fund             198,431 units of T. Rowe Price Spectrum Income Fund

Equity Index Fund                167,851 units of T. Rowe Price Equity Index Fund

New Asia Value Fund              530,729 units of T. Rowe Price New Asia Fund

Science and Technology Fund      168,744 units of T. Rowe Price Science Technology Fund

Small-CAP Value Fund             338,765 units of T. Rowe Price Small-CAP Value Fund

Stable Value Fund                14,774,212 units of T. Rowe Price Bank Collective Investment Fund, investing in contracts bearing interest of 4.75% to 9.63% with various maturities between January 1997 and February 2016

Participant Loans                Loans Receivable with interest rates ranging from 8.00 percent to
                                 11.00 percent for the year ended December 31, 1996
                                 ----------------------------------------------------------------------



 Identity of Issue, Borrower,
   Lessor or Similar Party              Cost        Fair Value
------------------------------      ------------   ------------

CB Stock Fund                       $ 22,811,345   $ 54,335,181
                                         332,673        332,673

Equity Income Fund                    27,884,826     37,610,934

Capital Appreciation Fund             18,297,969     21,428,294

Prime Reserve Fund                     7,164,560      7,164,560

International Stock Fund               9,650,965     11,429,227

New America Growth Fund                8,131,230      9,613,096

Spectrum Income Fund                   2,177,714      2,222,423

Equity Index Fund                      2,888,228      3,414,098

New Asia Value Fund                    4,814,746      4,914,554

Science and Technology Fund            5,215,672      5,013,391

Small-CAP Value Fund                   5,550,659      6,626,249

Stable Value Fund

                                      14,774,212     14,774,212

Participant Loans
                                       2,313,028      2,313,028
                                    ------------   ------------
          Total Investments         $132,007,827   $181,191,920
                                    ============   ============

                                                                     SCHEDULE II
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001

                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------
                           CAPITAL ACCUMULATION PLAN
                           -------------------------


                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------






     Identity of Party          Description                                                 Purchase     Selling    Lease
          Involved               of Assets                                                    Price       Price     Rental
-----------------------------   ------------                                                ---------   ---------   ------
T. Rowe Price                   Purchased 446,503 units of T. Rowe Price                    8,035,544           -      N/A
Equity Income Fund              Mutual Fund @ floating market prices*


T. Rowe Price                   Sold 254,000 units of T. Rowe Price Mutual Fund             4,727,399   5,860,210      N/A
Equity Income Fund              @ floating market prices*


T. Rowe Price                   Purchased 3,806,551 units of T. Rowe Price                  3,806,551           -      N/A
Prime Reserve Fund              Mutual Fund @ fixed and market prices*

T. Rowe Price                   Sold 3,625,359 units of T. Rowe Price                       3,625,359   3,625,359      N/A
Prime Reserve Fund              Mutual Fund @ fixed and market prices*

T. Rowe Price                   Purchased 351,127 units of T. Rowe Price                    4,863,566           -      N/A
Capital Appreciation Fund       Mutual Fund @ floating market prices*


T. Rowe Price                   Sold 254,289 units of T. Rowe Price Mutual Fund             3,107,363   3,745,543      N/A
Capital Appreciation Fund       @ floating market prices*


     Identity of Party                   Expense Incurred           Cost of       Current Value of Asset    Net Gain
          Involved                       With Transsaction           Asset         on Transaction Date      or (Loss)
-----------------------------            -----------------         ---------       -------------------      ----------
T. Rowe Price                                   -                  8,035,544            8,035,544                   -
Equity Income Fund

T. Rowe Price                                   -                  4,727,399            5,860,210           1,132,811
Equity Income Fund

T. Rowe Price                                   -                  3,806,551            3,806,551                   -
Prime Reserve Fund

T. Rowe Price                                   -                  3,625,359            3,625,359                   -
Prime Reserve Fund

T. Rowe Price                                   -                  4,863,566            4,863,566                   -
Capital Appreciation Fund

T. Rowe Price                                   -                  3,107,363            3,745,543             638,180
Capital Appreciation Fund

*Denotes party-in-interest transactions

                                                                    SCHEDULE III
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001

                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


              Item 27b - SCHEDULE OF PARTICIPANT LOANS IN DEFAULT
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------


                                                                  Amount Received
                                                Original          Loan Inception
                                  Social         Loan         -----------------------      Unpaid     Issue      Interest
            Name                Security #       Amount       Principal     Interest      Balance      Date       Rate
-----------------------------   -----------    -----------   -----------   ----------   -----------   --------   ---------
Ahee, F.D.                      ###-##-####   $  5,000.00    $     0.00   $     0.00   $  5,000.00   10/28/92       8.00%
Arcisz, Joseph J.               ###-##-####      5,000.00          0.00         0.00      5,000.00   11/30/93       8.00%
Bonanomi, Robert A.             ###-##-####     50,000.00     19,302.26     4,373.44     30,697.74    2/14/92       8.50%
Bowman, Kenneth M.              ###-##-####      4,140.00      2,053.78       429.33      2,086.22    5/11/92       8.50%
Burke, Daniel J.                ###-##-####      1,100.00          0.00         0.00      1,100.00    4/20/92       8.50%
Cajka, Timothy J.               ###-##-####     11,000.00      4,867.56       992.34      5,522.79    9/23/93       8.00%
Dalton, Gregory M.              ###-##-####     18,000.00      6,948.87     1,574.43     11,051.13    2/21/92       8.50%
Dudley, Mac M.                  ###-##-####      8,237.65      1,029.75       260.95      7,207.90    1/27/93       8.00%
Garland, Glenn A.               ###-##-####      4,196.00      1,734.10       385.26      2,461.90    7/23/92       8.50%
Giglio, Gerald F.               ###-##-####      2,846.00          0.00         0.00      2,846.00    7/17/92       8.50%
Hawks, Jeffrey                  ###-##-####      7,850.90          0.00         0.00      7,850.90     8/3/95      10.75%
Hixson III, Rob M.              ###-##-####     14,465.29      3,677.53       855.37     10,787.76    9/16/92       8.00%
Hovdesven, Steven O.            ###-##-####     24,710.00      4,217.92     1,404.06     20,492.08     2/3/95      10.50%
Howatt, William C.              ###-##-####      6,000.00      2,809.78       599.60      3,190.22    4/23/92       8.50%
Jamerson, James F.              ###-##-####      6,500.00      1,985.98       476.30      4,514.02    3/26/92       8.50%
Kinetz, James V.                ###-##-####     20,000.00     18,132.45     2,702.10      1,867.55    6/12/92       8.50%
Larson, Mark                    ###-##-####     25,000.00      8,867.58     2,384.92     16,132.42    9/23/94       9.75%
Lehman, Lester O.               ###-##-####     35,000.00      4,375.13     1,108.72     30,624.87    1/24/92       8.00%
Miller, Harry M. #1             ###-##-####     10,000.00      2,790.77       661.70      7,209.23    4/13/92       8.50%
Miller, Harry M. #2             ###-##-####     12,000.00      3,348.84       818.07      8,651.16     7/2/92       8.50%
Petti, Paul C.                  ###-##-####      2,821.78          0.00         0.00      2,821.78    10/8/94       9.75%
Potts III, James I.             ###-##-####      9,500.00      1,374.79       491.33      8,125.21    5/25/95      11.00%
Schirmer, Kurt R.               ###-##-####     12,200.00          0.00         0.00     12,200.00    2/27/92       8.50%
Schuen, Richard B.              ###-##-####      1,200.00        528.80       115.16        671.20    3/26/92       8.50%
Taylor, Robert J.               ###-##-####      4,750.00        465.28       141.12      4,284.72    7/28/94       9.25%
Toone, David B.                 ###-##-####     16,365.00          0.00         0.00     16,365.00     3/6/95      11.00%
Wankier, Weldon                 ###-##-####     50,000.00          0.00         0.00     50,000.00    5/11/92       8.50%
Warling, Neal R.                ###-##-####     14,484.00      5,527.26     1,457.64      8,956.74   11/14/94       9.75%
Whitney Jr., David G.           ###-##-####      7,408.89        530.65       194.39      6,878.24    8/21/95      10.75%
Wilson, Ben F.                  ###-##-####     10,000.00      1,241.71       336.69      8,758.29    6/12/92       8.50%
Wirth, David  H.                ###-##-####      5,000.00      3,931.83       611.89      1,068.17    7/16/93       8.00%
                                -----------   -----------    ----------   ----------   -----------   --------      -----
                                              $404,775.51    $99,742.62   $22,374.81   $304,423.24
                                              ===========    ==========   ==========   ===========



                                                             Amount overdue
                                                       -----------------------
            Name                        Collateral          Principal     Interest
-----------------------------           ----------          -----------   -----------

Ahee, F.D.                       Participant Balance        $ 5,000.00      $   400.00
Arcisz, Joseph J.                Participant Balance          5,000.00          400.00
Bonanomi, Robert A.              Participant Balance         30,697.74        2,609.31
Bowman, Kenneth M.               Participant Balance          2,086.22          177.33
Burke, Daniel J.                 Participant Balance          1,100.00           93.50
Cajka, Timothy J.                Participant Balance          5,522.79          359.65
Dalton, Gregory M.               Participant Balance         11,051.13          939.35
Dudley, Mac M.                   Participant Balance          7,207.90          576.63
Garland, Glenn A.                Participant Balance          2,461.90          209.26
Giglio, Gerald F.                Participant Balance          2,846.00          241.91
Hawks, Jeffrey                   Participant Balance          7,850.90          465.03
Hixson III, Rob M.               Participant Balance         10,787.76          863.02
Hovdesven, Steven O.             Participant Balance         20,492.08        1,751.46
Howatt, William C.               Participant Balance          3,190.22          271.17
Jamerson, James F.               Participant Balance          4,514.02          383.69
Kinetz, James V.                 Participant Balance          1,867.55          158.74
Larson, Mark                     Participant Balance         16,132.42          866.67
Lehman, Lester O.                Participant Balance         30,624.87        2,449.99
Miller, Harry M. #1              Participant Balance          7,209.23          612.78
Miller, Harry M. #2              Participant Balance          8,651.16          735.35
Petti, Paul C.                   Participant Balance          2,821.78          275.12
Potts III, James I.              Participant Balance          8,125.21          512.13
Schirmer, Kurt R.                Participant Balance         12,200.00        1,037.00
Schuen, Richard B.               Participant Balance            671.20           57.05
Taylor, Robert J.                Participant Balance          4,284.72          396.34
Toone, David B.                  Participant Balance          16,365.00        1800.15
Wankier, Weldon                  Participant Balance          50,000.00       4,250.00
Warling, Neal R.                 Participant Balance           8,956.74         500.39
Whitney Jr., David G.            Participant Balance           6,878.24         423.68
Wilson, Ben F.                   Participant Balance           8,758.29         744.45
Wirth, David  H.                 Participant Balance           1,068.17          48.97
                                                            -----------    -----------
                                                            $304,423.24     $24,610.12
                                                            ===========    ===========

                                   SIGNATURES


The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       CB Commercial Real Estate Group, Inc., as
                                       Plan Administrator of the CB Commercial
                                       Holdings, Inc. Capital Accumulation Plan


Date: June 25, 1997                    By:  /s/ Ronald J. Platisha
                                            -------------------------
                                            Ronald J. Platisha
                                            Executive Vice President